UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2016

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from               TO

Commission file number

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

VALMONT INDUSTRIES, INC.
One Valmont Plaza
Omaha, Nebraska 68154-5215

Valmont Employee Retirement Savings Plan

Financial Statements as of and for the Years Ended December 31, 2016 and 2015, Supplemental Schedule as of December 31, 2016, and Independent Auditors' Report

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2016 AND 2015:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–11

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2016 —	12

Form 5500, Schedule H, Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)	13

NOTE: All other schedules required by Section 2520.103‑10 of the Department of Labor’s
Rules and Regulations for Reporting and Disclosure under the Employee Retirement
Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the
Valmont Employee Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Valmont Employee Retirement Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule listed in the table of contents has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
Omaha, Nebraska
June 28, 2017

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2016 AND 2015

	2016	2015

ASSETS:
Investments — at contract value:
Wells Fargo Stable Value Fund Q	$53,721,841	$55,980,667
Investments — at fair value:
Mutual funds	320,305,505	301,464,434
Valmont Industries, Inc. common stock	27,895,708	22,552,340

Total investments	401,923,054	379,997,441

Receivables:
Notes receivable from participants	13,369,008	13,662,838
Due from broker for securities sold	1,513	1,627

Total receivables	13,370,521	13,664,465

NET ASSETS AVAILABLE FOR BENEFITS	$415,293,575	$393,661,906

See notes to financial statements.

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015

ADDITIONS:
Investment income (loss):
Net appreciation/(depreciation) in investments	$20,748,265	$(26,313,925)
Interest and dividends on investments	11,601,841	20,118,666

Net investment income (loss)	32,350,106	(6,195,259)

Interest income on notes receivable from participants	553,824	566,188

Contributions:
Employer	10,520,775	10,567,048
Employee	19,817,701	20,083,159
Rollover	2,214,531	1,940,846

Total contributions	32,553,007	32,591,053

DEDUCTIONS:
Benefits paid to participants	43,605,148	52,344,304
Administrative fees	220,120	142,635

Total deductions	43,825,268	52,486,939

CHANGE IN NET ASSETS AVAILABLE FOR BENEFITS	21,631,669	(25,524,957)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	393,661,906	419,186,863

End of year	$415,293,575	$393,661,906

See notes to financial statements.

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

1.	DESCRIPTION OF THE PLAN
The following description of the Valmont Industries, Inc. (the “Company” or “Plan Sponsor”) Valmont Employee Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.
General - The Plan constitutes a qualified plan under Section 401(a) of the Internal Revenue Code (IRC) of 1986 covering regular employees, as defined in the Plan document, who have completed 90 days of service from date of hire. The Human Resources committee of the Board of Directors of the Company oversees the operation and administration of the Plan. Fidelity Investments (“Fidelity”) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions - Each year, participants may contribute up to 50% of eligible compensation on a pretax basis and up to 10% on an after‑tax basis, subject to certain IRC limitations. The combined total of pretax and after‑tax contributions cannot exceed 50% of eligible compensation. Participants may also make rollover contributions representing distributions from a previous employer’s qualified plan or an Individual Retirement Account (IRA). The Company contributes 75% of the first 6% of eligible compensation that a participant contributes to the Plan on a pre-tax basis unless a participant is covered by a collective bargaining agreement in which case the terms of the collective bargaining agreement will apply. Upon enrollment in the Plan, a participant may direct employee and employer contributions in 1% increments into various investment options offered by the Plan. Allocation percentage and investments can be changed by the participant daily, subject to individual fund restrictions. The Plan has an automatic deferral feature in which employees that do not make an affirmative deferral election are deemed to have made a pre-tax deferral election of 3% of eligible compensation. The deferral percentage is increased by 1% annually up to a maximum of 6% of eligible compensation.
Participant Accounts - Each participant’s account is credited with the participant’s contributions and any associated Company contributions. The participant’s account is also credited with an allocation of Plan earnings or losses corresponding to the participant’s investment elections and is charged certain administrative expenses. Allocations of Plan earnings and losses are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments - Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a common/collective trust, mutual funds, and Valmont Industries, Inc. common stock as investment options for participants. Investments in Valmont Industries, Inc. common stock are limited to 25% of a participant’s account balance.

Vesting — Participants’ contributions and the related investment earnings are immediately vested. The Company’s contributions and the related investment earnings are vested based on years of service:

Years of	Vesting
Service	Percentage
<2	- %
2	25
3	50
4	75
>=5	100

Notes Receivable from Participants - The loan provisions of the Plan allow participants to borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans bear interest at a percentage equal to the prime rate at the beginning of the month in which the loan originates, plus 1%. Loans are secured by the participant’s account balance and are scheduled for repayment by payroll deduction over a period of six months to four years. Loan transactions are treated as transfers between the investment funds and participants’ loan balances.
Benefit Payments - On termination of service with the Company (including termination of service due to death, disability, or retirement), distributions may be made in lump‑sum or installments. Distributions to non‑retirees are made in one payment or are deferred until a later date.
Participants are also eligible to make hardship withdrawals from their deferred contributions in the event of certain financial hardships that are subject to required Internal Revenue Service penalties. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months.
Forfeited Accounts - When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account as defined by the Plan, represents a forfeiture. At December 31, 2016 and 2015, net assets available for benefits included forfeited nonvested accounts of $68,786 and $57,680, respectively. Forfeited accounts are used to reduce future employer contributions. During 2016 and 2015, employer contributions were reduced by $493,490 and $582,730, respectively, from forfeited nonvested accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan invests in various investment instruments. Investment securities are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value, except for the common/collective trust fund, which is reported at contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds managed by registered investment companies are valued at quoted net asset values. The Company’s common stock is valued at its quoted market price. Realized gains and losses on sales of investments and unrealized appreciation and depreciation in fair value of investments are based upon beginning of year market values or, if acquired during the year, cost.
The Wells Fargo Stable Value Fund Q is a bank common/collective trust fund and is valued at contract value as determined by the bank based on the fair market value of the underlying investments. In accordance with GAAP, the stable value fund is included at contract value in the statements of net assets available for benefits.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Management fees and operating expenses charged to the Plan for investments in the mutual funds and common/collective trust fund are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Administrative Fees - Administrative expenses of the Plan are paid by the Plan or the Plan Sponsor as provided in the Plan Document.
Payment of Benefits - Benefit payments are recorded when paid. There were no participants who had elected to withdraw from the Plan but had not yet been paid at December 31, 2016 and 2015.
New Accounting Standards - In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per share (or Its Equivalent). The ASU eliminates the requirement to categorize, within the fair value hierarchy, investments whose fair values are measured at net asset value. Instead, an entity would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. The guidance has been applied retrospectively. The Plan has adopted the new guidance in 2016. The Plan presents the investment disclosure required by this new guidance in Note 3, Fair Value Measurements. There are no effects on the statements of net assets available for plan benefits or the changes therein.
In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I of the ASU eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II of the ASU eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. The Plan will continue to disaggregate investments that are measured using fair value by general type; however, the Plan is no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. Parts I and II were applied retrospectively, as required. Parts I and II are reflected in the statements of assets available for benefits and in the notes to the financial statements. The adoption resulted in the reclassification of the adjustment from fair value to contract value for common/collective trust totaling $280,096, in the statements of net assets available for benefits in December 31, 2015. Certain historical disclosures that are no longer required were removed.

3.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period.
Asset Valuation Techniques - Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.
Common Stocks - Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Stable Value Fund-Composed primarily of fully benefit-responsive investment contracts and is reported at fair value using net asset value (NAV) as a practical expedient. The stable value fund calculates NAV per share in a manner consistent with the measurement principles in FASB Accounting Standards Codification Topic 946 Financial Services-Investment Companies. Those measurement principles indicate that, in the determination of a stable value fund’s NAV, the relevant measurement is net assets which include the fully benefit investment contracts held by the fund at contract value. This NAV represents the Plan’s fair value since this is the NAV at which the Plan transacts with the fund. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2016 and 2015.

	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	2016
Investments	(Level 1)	(Level 2)	(Level 3)	Total

Investments at Fair Value:
Valmont Industries, Inc.
common stock	$27,895,708	$—	$—	$27,895,708

Total Investments in the Fair
Value Hierarchy	$27,895,708	$—	$—	27,895,708

Investments at Net Asset Value:
Common collective trusts				53,721,841
Mutual Funds				320,305,505

Total Investments at Net
Asset Value				374,027,346

Total investments				$401,923,054

	Quoted Prices	Significant
	in Active	Other	Significant
	Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	2015
Investments	(Level 1)	(Level 2)	(Level 3)	Total

Investments at Fair Value:
Valmont Industries, Inc.
common stock	$22,552,340	$—	$—	$22,552,340

Total Investments in the Fair
Value Hierarchy	$22,552,340	$—	$—	22,552,340

Investments at Net Asset Value:
Common collective trusts				55,980,667
Mutual Funds				301,464,434

Total Investments at Net
Asset Value				357,445,101

Total investments				$379,997,441

Transfers between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2016 and 2015, there were no transfers in or out of Levels 1, 2 or 3.

4.	WELLS FARGO STABLE VALUE FUND Q
The stable value return fund (the “Fund”) is a common/collective trust fund sponsored by Wells Fargo Bank. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (NAV) of $1 per unit. Distributions to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee the Fund will be able to maintain this value.
Participants, ordinarily, may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes the occurrence of events that would cause the Fund to transact at less than contract value is not probable.
Limitations on the Ability of the Fund to Transact at Contract Value
Restrictions on the Plan - Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•	Any transfer of assets from the Fund directly into a competing investment option

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Complete or partial termination of the Plan or its merger with another plan

Circumstances That Affect the Fund - The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrap issuer

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow

•	Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.
The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

5.	EXEMPT PARTY‑IN‑INTEREST TRANSACTIONS
Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party‑in‑interest transactions. Fees paid to Fidelity by Plan participants for investment management and various other transaction-related services were $220,120 and $142,635 for the years ended December 31, 2016 and 2015, respectively.
At December 31, 2016 and 2015, the Plan held 197,982 and 212,718 shares, respectively, of common stock of the Company, with a cost basis of $13,972,517 and $14,592,647, respectively. During the years ended December 31, 2016 and 2015, the Plan recorded dividend income from the Company of $313,387 and $328,438, respectively.

6.	PLAN TERMINATION
Although the Company has not expressed any intent to terminate the Plan, it may do so at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company’s contributions to their accounts.

7.	TAX STATUS
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated November 21, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Company and Plan management believe the Plan is currently designed and operated in compliance with applicable requirements of the IRC. Accordingly, the Plan and related trust continue to be tax-exempt, and no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2016 and December 31, 2015.

	2016	2015
Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$415,293,575	$393,661,906
Adjustment from contract value to fair value for fully
benefit-responsive stable value fund	—	280,096

Net assets available for benefits per the Form 5500 — at fair value	415,293,575	$393,942,002

Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	$21,631,669	$(25,524,957)
Adjustment for transfer of assets from acquired plan	(1,687,579)	—
Reverse adjustment from contract value to fair value for fully
benefit-responsive stable value fund — December 31, 2015/2014	(280,096)	(866,517)
Adjustment from contract value to fair value for fully
benefit-responsive stable value fund — December 31, 2015	—	280,096

Net Income per Form 5500	$19,663,994	$(26,111,378)

******

SUPPLEMENTAL SCHEDULE

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN
Employer ID No: 47-0351813
Plan No: 003

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) — SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2016

		(c) Description of Investment, Including
	(b) Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	(e) Current
(a)	Lessor, or Similar Party	Collateral, and Par or Maturity Value	Value

	Wells Fargo Stable Value Fund Q	3,600,901 shares	$53,721,841

	JPMorgan Mid Cap Value Institutional	449,220 shares	16,351,619
	Dodge & Cox International Stock Fund	568,057 shares	21,642,962
	American Beacon Large Cap Value Fund	901,442 shares	24,843,729
	Vanguard Institutional Index Fund	118,934 shares	24,242,241
	Vanguard Inflation Protected Securities	103,976 shares	2,649,312
	Vanguard Mid-Cap Growth Index Admiral	63,151 shares	2,870,867
	Prudential Total Return Bond Fund; Q	1,697,421 shares	23,933,633
	Emerald Growth Institutional	449,309 shares	9,606,229
	Eagle Mid Cap Growth Institutional	215,501 shares	10,083,286
*	Fidelity Global ex US Index Premium Class	511,339 shares	5,563,369
*	Fidelity Contrafund K	463,959 shares	45,644,292
*	Fidelity Capital Appreciation Fund K	215,921 shares	6,851,186
*	Fidelity Small Cap Value Fund	385,266 shares	7,246,855
*	Fidelity Freedom Income K Fund	111,432 shares	1,293,731
*	Fidelity Freedom 2005 K Fund	37,130 shares	470,432
*	Fidelity Freedom 2010 K Fund	154,381 shares	1,948,294
*	Fidelity Freedom 2015 K Fund	492,968 shares	6,492,392
*	Fidelity Freedom 2020 K Fund	1,303,467 shares	18,196,398
*	Fidelity Freedom 2025 K Fund	1,273,708 shares	18,583,403
*	Fidelity Freedom 2030 K Fund	1,348,300 shares	20,062,700
*	Fidelity Freedom 2035 K Fund	920,001 shares	14,186,413
*	Fidelity Freedom 2040 K Fund	839,046 shares	12,954,865
*	Fidelity Freedom 2045 K Fund	581,485 shares	9,251,426
*	Fidelity Freedom 2050 K Fund	560,810 shares	8,989,788
*	Fidelity Freedom 2055 K Fund	450,821 shares	5,369,280
*	Fidelity Freedom 2060 K Fund	93,743 shares	976,803
	Total mutual funds		320,305,505

*	Valmont Industries, Inc. common stock		27,895,708

*	Notes receivable from participants	Interest rates ranging from 4.25% to 10.50%,
		loans maturing January 2017 to January 2021	13,369,008

			415,292,062
*	Represents party-in-interest
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

THE PLAN

Pursuant to the requirements of the Securities Act of 1934, the Trustees (or other persons who administer the Valmont Employee Retirement Savings Plan) have duly caused this annual report on 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

VALMONT EMPLOYEE RETIREMENT SAVINGS PLAN

Dated this 28th day of June, 2017.

	By:	/s/ Timothy P. Francis
Timothy P. Francis
Committee Chairman

INDEX TO EXHIBITS

Exhibit 23.1* - Consent of Deloitte and Touche LLP.

* Filed herewith.